Exhibit 99.1

Moolec Science Presents Third Quarter Fiscal Year 2024 Business Update

PRESS RELEASE • MAY 30, 2024 06:00 EDT

LUXEMBOURG, May 30, 2024 (Newswire.com) - Moolec Science SA (NASDAQ: MLEC) a science-based food ingredient company focused on producing animal proteins in plants through Molecular Farming technology, announced today its Business Update for the third quarter of Fiscal Year 2024 ended March 31, 2024.

The main highlights of Moolec’s business update are as follows:

●	Piggy Sooy™ Product | Soybean Platform: Moolec’s patented soybean product received USDA-APHIS Regulatory Status Review approval in April 2024.

●	Safflower Platform: GLASO™ planting campaign progressing as expected. Two US Patents granted for production of chymosin in safflower seeds (SPC2) extended exclusive technology protection until 2041.

●	Financial highlight: Normalized revenues and other income (Ex-IAS 29) up ~$1.3M YoY given consolidation of soy-protein ingredient business. R&D, Admin and other expenses of $2.3M increased 68% YoY mainly due to non-cash items. Operational cash utilization this quarter of ~$2.6M includes ~$1.4M allocated to lower accounts payable.

’“These past few months mark a significant milestone in Moolec’s journey, showcasing our relentless pursuit to deliver results. Our progress on Piggy Sooy™ with the USDA-APHIS regulatory RSR approval, in addition to the starting of our GLASO™ commercial production streams are pivotal achievements that underscore our unwavering commitment to nutritional and sustainable solutions. I am thrilled to witness just the beginning of the fruits of our labor and am grateful for the continued and unwavering dedication of our team,” expressed Gastón Paladini, Chief Executive Officer and Co-Founder of Moolec Science.

José López Lecube, Chief Financial Officer for the company, stated, “We are very pleased with our team’s consistent milestones delivery as we are addressing meaningful market opportunities. We remain confident in our disciplined approach to spending while preserving an adequate cash position and balance sheet to fund the business. I want to extend my congratulations to our team for the exceptional USDA-APHIS regulatory RSR approval, a major achievement for our long-term business plan execution.”

For a full version of Moolec’s first quarter Fiscal Year 2024 Business Update, click here.

Management will host a Conference Call and question-and-answer session, which will be accompanied by a presentation available during the webinar. To access the call, please use the following information:

●	Date: Thursday, May 30, 2024

●	Time: 8:30 a.m. Eastern Time (U.S. and Canada)

●	Link to join the webinar: https://icrinc.zoom.us/j/91289208286?pwd=Rm9SS0hlRzN6d01WdU1od3IrZTBxdz09

●	One tap mobile: +13017158592,,91289208286#,,,,*888246# US

●	Dial In: +1 301 715 8592 | Webinar ID: 912 8920 8286, Passcode: 888246

●	International numbers available: https://icrinc.zoom.us/u/aid5QyFr4

Please connect 5 minutes prior to the start time to register and join.

A recording of the call and the pdf version of the presentation will be available after the conclusion of the live event via Moolec’s Investor Relations website.

About Moolec Science SA

Moolec is a science-based ingredient company leader in the use of Molecular Farming technology for food and dietary supplementation markets. The Company’s mission is to create unique food ingredients by engineering plants with animal protein genes. Its purpose is to redefine the way the world produces animal proteins, for good and for all. Moolec’s technological approach aims to have the cost structure of plant-based solutions with the nutrition and functionality of animal-based ones. Moolec’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. The Company’s product portfolio and pipeline leverage the agronomic efficiency of broadly used target crops like soybean, pea, and safflower to produce oils and proteins. Moolec also has an industrial and commercial R&D capability to complement the company’s Molecular Farming technology. Moolec secures a growing international patent portfolio (25+, both granted and pending) for its Molecular Farming technology. The Company is run by a diverse team of PhDs and Food Insiders, and operates in the United States, Europe, and South America. For more information, visit moolecscience.com and ir.moolecscience.com.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in the Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of Moolec’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.